COLD VACUUM DISTILLED at NATURAL temperatures for a TASTE so FRESH it's OUT OF THIS WORLD.

NO SUGAR. NO ARTIFICIAL FLAVORS.

ZERO CARBS. GLUTEN FREE. CHICAGO BORN at the INTERSECTION of CRAFT & SCIENCE.

BE CURIOUS
DRINK SKEPTIC
SKE?TIC
CURIOUS SPIRITS
COLD VACUUM DISTILLED
GLUTEN FREE
GIN
THERE'S ALWAYS MORE TO EXPLORE
750ML 90 PROOF 45% ALC/VOL
SKE?TIC
CURIOUS SPIRITS
COLD VACUUM DISTILLED
GLUTEN FREE
VODKA
THERE'S ALWAYS MORE TO EXPLORE
750ML 80 PROOF 40% ALC/VOL
CURIOUS
SPIRITS





SKEPTICDISTILLERY.COM SKEPTICDISTILLERY SKEPTICCHICAGO

SKEPTIC CURIOUS SPIRITS®

SKEPTIC (skep•tik)
noun 1. a person inclined to *question* or doubt *accepted opinions*.

Skeptics are **curious** by nature. We ***questioned*** why spirits couldn't be made **fresher**, ***cleaner*** and with flavors *closer* to their ***original forms***, like **cold pressed orange juice** or *cold brewed coffee*. **Breaking with** tradition, we set out to create something ***different***...something ***better***...something...***curious?***

COLD DISTILLED

Our **passion** for preserving the *FRESHNESS* of our ingredients ***inspired*** us to develop a **new** way to distill spirits. Our hand built **COLD** vacuum **STILL** removes *impurities* and *harsh flavors*, resulting in ***ultra smooth***, **FRESH** tasting VODKA and GIN. ***Still Skeptical***?

STANDING. APART.

Awards? Yeah we've ***won*** a few...


BEST IN SHOW
VODKA of the YEAR
GIN of the YEAR
GOLD
CERTIFIED
CIGAR & SPIRITS

SKEPTIC GIN TASTING NOTES

Infused with **9 hand-picked** botanicals, **fruits** and ***spices***, Skeptic **GIN** is **citrusy**, ***floral*** and **balanced**. The **juniper** up front quickly morphs into layers of ***fresh mango***, ***grapefruit, citrus*** and **spice**, with a *soft floral* and **orange peel** finish.

SKEPTIC VODKA TASTING NOTES

Skeptic **VODKA** is **round** and ***silky*** with a delicate **sweetness** of corn and hints of **vanilla** and *cloves* in the finish. **Both Skeptic Gin and Vodka** are ideal to be enjoyed ***any way*** you prefer them.


250
APPROX
200
150
250ml
100
50

SKEPTICDISTILLERY.COM SKEPTICDISTILLERY SKEPTICCHICAGO